ITEM 77(C)
	MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

There were 30,688,423 shares of the Fund's common stock eligible to vote at the Fund's 2011 Annual Meeting of Stockholders held on June 22, 2011. At the Meeting, a quorum was present in person or by proxy and the Fund's shares were voted on the Proposals presented to the Fund's stockholders as follows:

1. To elect three Class II Directors to serve for a three year term until the 2014 Annual Meeting of Stockholders:

			  For 	  	Withheld    	Approval (%)
Richard Brealey		  25,968,523	   908,212	96.62%
Claus Helbig		  25,976,062	   900,673	96.65%
Samuel B. Witt, III, Esq. 25,268,695	 1,608,039	94.02%

2. To ratify the selection by the Board of Directors of Deloitte
& Touche LLP as the Fund's independent registered public accounting firm for the year ending December 31, 2011:

For 		Against		Abstain		Approval (%)
26,352,707	298,621		233,440		98.02%

3. To approve a stockholder proposal asking the Board of Directors to take the steps necessary to declassify itself, as outlined in the Fund's proxy materials:

For		Against		Abstain		Approval (%)
13,226,092	6,062,510	338,088		67.22%

Approval percentages are based on the total number of votes cast on a particular Proposal and not on the total number of shares present at the Meeting or the total number of shares of the Fund outstanding. If they were, the approval percentages would be lower, as not all shares eligible to vote on each Proposal did so. Broker non-votes were considered shares present for purposes of determining a quorum but were not voted in favor of a Proposal.